EXHIBIT 12.1
Mattson Technology, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the Years Ended December 31,					Six Months Ended June 30, 2013
	2008	2009	2010	2011	2012

Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$(89,852)	$(75,108)	$(33,071)	$(16,280)	$(18,835)	$(13,009)
Add:
Fixed charges (1):
Interest expensed	144	110	139	10	10	149
Interest on rental expense	1,288	1,090	1,084	1,376	1,218	550
Total fixed charges	$1,432	$1,200	$1,223	$1,386	$1,228	$699

Total earnings (loss) for computation ratio	$(88,420)	$(73,908)	$(31,848)	$(14,894)	$(17,607)	$(12,310)

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—
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(1)	Fixed charges include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.

(2)
Due to our losses in the years ended December 31, 2008, December 31, 2009, 2010, 2011 and 2012 and the six months ended June 30, 2013, the ratio coverage was less than 1:1. Additional earnings of $89.9 million, $75.1 million, $33.1 million, 16.3 million, $18.8 million, $13.0 million for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and the six months ended June 30, 2013, respectively, would have been required to achieve a ratio of 1:1.